Autovative Products, Inc.

502 N. Santa Fe Avenue, Ste. D

Vista, CA 92083

November 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 5th Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown and\or Susan Block

Re: Autovative Products, Inc.

Registration Statement on Form S-1

Filed June 29, 2011

File No. 333-175212

Dear Mr. John Dana Brown and\or Susan Block:

This letter is submitted on behalf of Autovative products, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated July 26, 2011 and November 22, 2011  (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below are incorporated in Amendment No. 4 (the “Amendment”) to the Registration Statement filed as of the date hereof.

Company Assets, page 5

1. We note your statement that there is no loan arrangement in place between you and Mr. Funderburk. In the interest of clarity, please revise to also state, if true, that Mr. Funderburk has no current obligation to pay any expenses of the company.

Change was made regarding the obligation.

Company Cash Flow, page 5

2. We note your revised disclosure on page five. Please tell us why you have excluded professional fees from your burn rate or revise to include.

We have adjusted the paragraph to reflect the burn rate for Professional fees.

Risk Factors, page 8

OUR PRODUCTS OR PROCESSES COULD GIVE RISE TO CLAIMS THAT OUR PRODUCTS INFRINGE ON THE RIGHTS OF OTHERS, page 10

3. We note your response to our prior comment 11. Regarding the existing patent for the basic technology used in the Overhead Door Saver, please revise to also discuss, if appropriate, any risk that your product would infringe on this existing patent.

We have edited the paragraph to include the infringement risk.

4. We note your response to our prior comment 19. Please revise the discussion “Establishing manufacturing alliances with manufacturers, both domestically and abroad, to mass produce our products” to also discuss future manufacturing plans, if any, for the Overhead Door Saver.

We have revised the paragraph  accordingly.

5. Please remove references to specific distributors or merchants unless currently you sell through those distributors. We note references to NAPA, CARQUEST, Federated, the Alliance, Uni-Select, ADN, AutoZone, O’Reilly Auto Parts and Canadian Tire on page 17.

We have removed all references to those merchants or distributor which we do not sell too.

6. Please expand the discussion “Establishing distribution outlets globally through alliances with companies with those locations established, including capability to establish more outlets” to clarify the timeline, material steps, and costs involved.

The paragraph was changed accordingly.

Exhibit Index

7. Please add Exhibit 10.1 to the exhibit index.

Exhibit 10. 1 was added to the index.

Signatures

8. We note your response to our prior comment 31. We note that the registration statement is no longer signed by someone in the capacity of principal financial officer. The second half of the signature block should be signed by a person or persons in the capacity of principal executive officer, principal financial officer, and either controller or principal accounting officer. Please revise the second part of the signature block to indicate who is signing in the capacity of principal financial officer. See Instruction 1 to Signatures on Form S-2.

Signatures were changed accordingly.

Other

9. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

So noted.

10. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement. Also, please revise the consent of the independent registered accountant to refer to the appropriate report date for the audit report on page F-2 of June 3, 2011 rather than June 6, 2011.

Changed accordingly.

Sincerely,

/s/ David Funderburk

Principal Executive Officer of Autovative Products, Inc